Filed by Mountain Crest Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mountain Crest Acquisition Corp. II

Commission File No. 001-39864

Mountain Crest Acquisition Corp. II and Better Therapeutics, Inc. Announce Registration Statement Effectiveness and Scheduled Special Meeting to Approve Business Combination on October 27, 2021

NEW YORK & SAN FRANCISCO, October 12, 2021 –Mountain Crest Acquisition Corp. II (NASDAQ: MCAD, “Mountain Crest II”), a publicly-traded special purpose acquisition company and Better Therapeutics, Inc. (“Better Therapeutics”), a prescription digital therapeutics (PDT) company developing cognitive behavioral therapy to address root causes of cardiometabolic diseases, today announced that MCAD’s registration statement on Form S-4 (File No. 333-255493) relating to the previously announced merger of MCAD and Better Therapeutics has been declared effective by the U.S. Securities and Exchange Commission as of October 12, 2021. MCAD also announced that it will hold its special meeting of stockholders (the “Special Meeting”) on October 27, 2021 at 10:00 am Eastern Time to, among other things, allow its stockholders to vote to approve the proposed Business Combination with Better Therapeutics. The Special Meeting will be completely virtual and conducted via live webcast at the following address https://www.cstproxy.com/mcacquisitionii/2021. Stockholders will be able to attend the meeting by using the control number that is printed on their proxy card.

Holders of shares of MCAD’s common stock at the close of business on September 8, 2021 (the "Record Date") are entitled to vote at the virtual Special Meeting.

If the proposals at the Special Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon the closing of the Business Combination, the parties expect that the combined company will operate as Better Therapeutics, Inc., and that the shares of common stock of the combined company are expected to be listed on The Nasdaq Capital Market under the symbol “BTTX.”

MCAD stockholders who need assistance voting, have questions regarding the Special Meeting, or would like to request documents may contact MCAD’s Proxy Solicitor Advantage Proxy at 877-870-8565 or email Karen Smith at KSmith@advantageproxy.com.

About Mountain Crest Acquisition Corp. II

Mountain Crest Acquisition Corp. II is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Mountain Crest II ’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although the company intends to focus on operating businesses in North America.

About Better Therapeutics

Better Therapeutics is a prescription digital therapeutics (PDT) company developing a novel form of cognitive behavioral therapy to address the root causes of cardiometabolic diseases. The company has developed a proprietary platform for the development of FDA-regulated, software-based solutions for type 2 diabetes, heart disease and other conditions. The cognitive behavioral therapy delivered by Better Therapeutics’ PDT is designed to enable changes in neural pathways of the brain so lasting changes in behavior become possible. Addressing the underlying causes of these diseases has the potential to dramatically improve patient health while lowering healthcare costs. Better Therapeutics clinically validated mobile applications are intended to be prescribed by physicians and reimbursed like traditional medicines. For more information visit: bettertx.com

Additional Information

This press release relates to a proposed transaction between Better Therapeutics and Mountain Crest II. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Mountain Crest II filed a registration statement on Form S-4 with the SEC on April 23, 2021  and subsequent amendments on Form S-4/A (the “Registration Statement”), which included a proxy statement and a prospectus of Mountain Crest II. The Registration Statement was declared effective by the SEC on October 12, 2021. On October 12 2021, Mountain Crest II filed the definitive proxy statement/prospectus with the SEC. Mountain Crest II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Mountain Crest II are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement /prospectus and all other relevant documents filed or that will be filed with the SEC by Mountain Crest II through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Mountain Crest II and Better Therapeutics and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Mountain Crest II’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 including statements about the parties’ ability to close the proposed Business Combination, the anticipated benefits of the proposed Business Combination, and the financial condition, results of operations, earnings outlook and prospects of Mountain Crest II and/or Better Therapeutics and may include statements for the period following the consummation of the proposed Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Mountain Crest II and Better Therapeutics, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to the ability to complete the proposed business combination due to the failure to obtain approval from Mountain Crest II’s stockholders or satisfy other closing conditions in the definitive merger agreement; the amount of any redemptions by existing holders of Mountain Crest II’s common stock; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the definitive proxy statement/prospectus filed by Mountain Crest II on October 12, 2021.

Mountain Crest Acquisition Corp. II

Dr. Suying Liu

Chairman and CEO

311 W 43rd St, 12th Fl, New York, NY 10036

(646) 493-6558

Better Therapeutics Media Contact

Heidi Chokeir, PhD

+1 619 203 5391

heidi.chokeir@canalecomm.com

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